DD 9/4/12



SEC Mail Processing Section

AUG 28 2012

Washington DC 403

SECURITIES AND EXCHANGE COMMISSION

12061725

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8- 21979

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DFP Equities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 Pennsylvania Parkway, Suite 155
(No. and Street)

Indianapolis (City) Indiana (State) 46280 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garry B. Lindboe (317) 573-5257
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD 9/19/12

# OATH OR AFFIRMATION

I, Garry B. Lindboe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DFP Equities, Inc., as of June 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



MARY ANN PUTTS
Hamilton County
My Commission Expires
March 4, 2015


Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*DFP Equities, Inc.*

*Financial Report*

*June 30, 2012*


Certified Public Accountants

***DFP Equities, Inc.***

***Financial Report***

***June 30, 2012***


Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
DFP Equities, Inc.

Independent Auditor's Report

We have audited the accompanying statements of financial condition of DFP Equities, Inc. as of June 30, 2012, and the related statements of income, shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DFP Equities, Inc. as of June 30, 2012 , and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

August 1, 2012

# DFP Equities, Inc.

## Statement of Financial Condition
## June 30, 2012

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 10,712 |
| Commissions receivable | | 7,700 |
| Total Assets | $ | 18,412 |
| **Liabilities and Shareholders' Equity** | | |
| **Liabilities** | | |
| Commissions payable | $ | 7,700 |
| **Shareholders' Equity** | | |
| Capital Stock, 1000 shares authorized, 120 issued and outstanding | | 6,000 |
| Additional Paid-in-Capital | | 5,982 |
| Retained earnings | | (1,270) |
| Total Shareholders' Equity | | 10,712 |
| Total Liabilities and Shareholders' Equity | $ | 18,412 |

The accompanying notes are an integral part of these financial statements

# DFP Equities, Inc.

## Statement of Income
## For the Year Ended June 30, 2012

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 104,307 |
| Interest | 2 |
| Total revenues | 104,309 |
| **Operating Expenses** | |
| Sales commissions | 98,597 |
| Professional fees | 3,625 |
| Licensing fees and insurance | 1,367 |
| Other | 54 |
| Total operating expenses | 103,643 |
| Net Income (Loss) Before Income Taxes | 666 |
| Income Tax (Benefit) | 100 |
| Net income | $ 566 |

The accompanying notes are an integral part of these financial statements

# DFP Equities, Inc.

## Statement of Shareholders' Equity

| | Common Stock | Additional Paid-in-Capital | Retained Earnings |
|---|---|---|---|
| Balance, June 30, 2011 | $ 6,000 | $ 5,982 | $ (1,836) |
| Net income | | | 566 |
| Balance, June 30, 2012 | $ 6,000 | $ 5,982 | $ (1,270) |

The accompanying notes are an integral part of these financial statements

## DFP Equities, Inc.

### Statement of Cash Flows
### For the Year Ended June 30, 2012

| | | |
|---|---|---|
| **Operating Activities** | | |
| Net income | $ | 566 |
| Adjustments to reconcile income to net cash provided by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Commissions receivable | | (700) |
| Deferred tax asset | | 100 |
| Commissions payable | | 700 |
| Net Cash Provided by Operating Activities | | 666 |
| Increase in Cash and Cash Equivalents | | 666 |
| Cash and Cash Equivalents at Beginning of Year | | 10,046 |
| Cash and Cash Equivalents at End of Year | $ | 10,712 |

The accompanying notes are an integral part of these financial statements.

# DFP Equities, Inc.

## Notes to Financial Statements
## June 30, 2012

### Note 1 - Significant Accounting Policies

Description of Business
DFP Equities, Inc. is a limited-purpose, registered broker and dealer. As a securities broker and dealer, the Company is engaged as a wholesaler of variable life insurance products, annuities and mutual funds. Most revenues are produced in central Indiana.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Revenues are recognized based on the transaction date of customer investments regardless of when cash is received.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Commissions Receivable
Management considers commissions receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company did not pay any interest or income taxes during the year ending in 2012.

### Note 2 - Income Taxes

Tax years prior to 2008 are no longer subject to tax examinations by federal and Indiana tax jurisdictions.

**Note 2 - Income Taxes (Continued)**

An allocation of current and deferred income taxes is as follows:

| | | 2012 |
|---|---|---|
| Current State | $ | -0- |
| Current Federal | | -0- |
| Deferred State | | -0- |
| Deferred Federal | | 100 |
| | $ | 100 |

**Note 3 - Related Party Transactions**

The Company has an expense sharing agreement with an affiliated company, which is related by common ownership. Under the terms of the agreement, the affiliated company has agreed to make available certain facilities and provide for performance of certain administrative and clerical services as well as pay for certain general and administrative expenses that are incurred by the Company. Commissions of $6,224 were paid to the affiliated company during the year ended June 30, 2012.

**Note 4 - Concentrations**

All of the Company's commission revenues resulted from only six companies. Income from two of these companies accounted for approximately 96% of gross revenues in 2012.

**Note 5 - Net Capital Requirements**

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company. On June 30, 2012, the Company had net capital of $10,712, which was $5,712 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 71.9%.

## DFP Equities, Inc.

### Notes to Financial Statements
### June 30, 2012

**Note 6 - Control Requirements**

There are no amounts, as of June 30, 2012, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(1) and thus is exempt from the provisions of Rule 15c3-3.

**Note 7 - Reconciliation Pursuant To Rule 17a-5(d)(4)**

Computation of Net Capital Under Rule 15c3-1

There were a few reconciling items between the June 30, 2012 unaudited Focus report and this report. The net effect of these items on net capital was zero.

| | | |
|---|---|---|
| Net capital as reported on the unaudited Focus report of June 30, 2012 | $ | 10,712 |
| Decrease in shareholders' equity due to post-Focus audit adjustments | | (100) |
| Decrease in non-allowable assets due to post-Focus audit adjustments | | 100 |
| Net Capital as Audited | $ | 10,712 |

# DFP Equities, Inc.

## Computation of Net Capital Pursuant to Rule 15c3-1(f)
## June 30, 2012

| | |
|---|---|
| **Net Capital** | |
| Shareholders' equity | $ 10,712 |
| Less nonallowable assets | - |
| Net capital before haircuts on security position | 10,712 |
| Haircuts on securities | - |
| Net capital | $ 10,712 |
| | |
| Aggregate Indebtedness | $ 7,700 |
| Net capital required based on aggregate indebtedness | $ 513 |
| | |
| Computation of Basic Net Capital Requirement | |
| Minimum net capital required (Based on minimum dollar requirement) | $ 5,000 |
| Excess Net Capital | $ 5,712 |
| Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement | $ 4,712 |
| Percentage of Aggregate Indebtedness to Net Capital | 71.9% |


Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors of
DFP Equities, Inc.

In planning and performing our audit of the financial statements of DFP Equities, Inc., as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a material weakness related to the control over the selection and application of accounting principles in conformity with GAAP. This weakness does not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
August 1, 2012